UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ShotSpotter, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

82536T107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 5

CUSIP No.: 82536T107

(1)	Name of reporting person Motorola Solutions, Inc. I.R.S. Identification No. of Above Person: 36-1115800
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 949,779*
(6) Shared voting power 0
(7) Sole dispositive power 949,779*
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 949,779*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.8%*
(12)	Type of reporting person (see instructions) CO

CUSIP No.: 82536T107	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of issuer:

ShotSpotter, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

7979 Gateway Boulevard, Suite 210

Newark, CA 94560

2(a)    Name of person filing:

Motorola Solutions, Inc.

2(b)    Address or principal business office or, if none, residence:

500 West Monroe

Chicago, IL 60661

2(c)    Citizenship:

Delaware

2(d)    Title of class of securities:

Common Stock

2(e)    CUSIP No.:

82536T107

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.: 82536T107	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 949,779*

(b)	Percent of class: 9.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 949,779*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 949,779*

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

*	As a result of the sale of 949,779 shares of Common Stock of the issuer on of January 10, 2018, the reporting person no longer owns any shares of Common Stock of the issuer as of the filing date of this Schedule 13G.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No.: 82536T107	SCHEDULE 13G	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA SOLUTIONS, INC.

Date: January 17, 2018	Signature:	/s/ Mark S. Hacker
	Name:	Mark S. Hacker
	Title:	Executive Vice President, General Counsel, and Chief Administrative Officer